Biodexa Pharmaceuticals PLC

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

March 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Christopher Edwards

Re:	Biodexa Pharmaceuticals PLC
Registration Statement on Form F-1 (File No. 333-278040)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Biodexa Pharmaceuticals PLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m., Eastern Time, on March 27, 2024, or as soon as practicable thereafter.

Please call Jason S. McCaffrey of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

BIODEXA PHARMACEUTICALS PLC

By: /s/ Stephen Stamp
Name: Stephen Stamp
Title: Chief Executive Officer & Chief Financial Officer

cc:	Jason S. McCaffrey, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.